Law Offices Of Michael H. Hoffman, P.A.

9116 Byron Avenue
Miami, Florida  33154
Tel:  (786) 280-7575
Fax:  (509) 562-3211
Email: michael@mySEClawyer.com

September 16, 2008

United States Securities
   and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

Re:           Dragon’s Lair Holdings, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed August 28, 2008
File No.  333-150751

Dear Sir or Madam:

On behalf of Dragon’s Lair Holdings, Inc. (the “Company”), we are responding to the letter from the staff of September 9, 2008 to Michel Lemoine, CEO, and the comments contained therein.  Enclosed herewith please find Amendment No. 2 (the “Amendment”) to the Form S-1 Registration Statement of the Company (File No. 333-150751).  Enclosed herewith please also find a marked copy of the Amendment, which shows the changes made to the previous filing of the Form S-1 Registration Statement.

The captions and numbered paragraphs below correspond to the captions and numbered paragraphs contained in the staff’s letter, as follows:

Prospectus Cover Page

1.
The Company acknowledges the staff comment that the Company highlight the reference to risk factors by prominent type or in another manner as required by Item 501(a)(6) of Regulation S-K.  The Company wishes to inform the staff that in the Amendment the Company has highlighted the reference to risk factors in boldface type as required by Item 501(a)(6) of Regulation S-K.

Prospectus Summary, page 4

2.
The Company acknowledges the staff comment to expand the disclosure in the Prospectus Summary to state that neither the FDA nor any other regulatory authority or similar regulator has approved the Company’s product.  The Company wishes to inform the staff that in the Amendment the Company has expanded the disclosure in the Prospectus Summary to state that neither the FDA nor any other regulatory authority or similar regulator has approved the Company’s product.

3.
The Company acknowledges the staff comment to expand the disclosure in the Prospectus Summary to clarify that substantially all of the Company’s entire sales and distribution channel is based upon the Company’s network or multi-level marketing program.  The Company wishes to inform the staff that in the Amendment it has expanded the disclosure in the Prospectus Summary to clarify that substantially all of its entire sales and distribution channel is based upon the its network or multi-level marketing program.

4.
The Company acknowledges the staff comment that it expand the first sentence to clarify that it only provides one product and has recently commenced doing so.  The Company wishes to inform the staff that in the Amendment it has expanded the first sentence to clarify that it only provides one product and has recently commenced doing so.

5.
The Company acknowledges the staff comment that in the second sentence to clarify that it has not ever operated profitably.  The Company wishes to inform the staff that in the Amendment it has clarified the second sentence to state that it has not ever operated profitably.

The Offering, page 5

6.
The Company acknowledges the staff comment to expand the risk factors disclosure to highlight briefly the most significant risks to investors.  The Company wishes to inform the staff that in the Amendment it has expanded the risk factors disclosure to highlight briefly the most significant risks to investors.

Risk Factors

Because we have only recently commenced..., page 7

7.
The Company acknowledges the staff comment that it should state here and in the Business section the number of direct sales associates who have actually sold any of the products since it commenced sales in July 2008.  The Company wishes to inform the staff that in the Amendment it has stated here and in the Business section the number of direct sales associates who have actually sold any of the products since it commenced sales in July 2008.

8.
The Company acknowledges the staff comment to quantify the minimal revenue it has earned since it commenced sales in July 2008.  The Company wishes to inform the staff that in the Amendment it has quantified the revenue it has earned since it commenced sales in July 2008.

Findings or actions against our network or multi-level marketing program…, page 10

9.
The Company acknowledges the staff comment that it states that “we are at risk that in one or more areas our marketing system might not be compliant with local regulations”, and to revise the disclosure to identify the areas in which the marketing system may not be compliant with local regulations, and to provide appropriate disclosure, if applicable, about investigations in the past.  The Company wishes to inform the staff that in the Amendment it has removed the risk factor, because its marketing system is compliant with local regulations.  The Company also wishes to inform the staff that it has not been subject to any investigations in the past.

10.
The Company acknowledges the staff comment to expand the Business section describe and explain the various laws, rules and regulations that apply or could apply to its marketing program.  The Company wishes to inform the staff that in the Amendment it has expanded the Business section describe and explain the various laws, rules and regulations that apply or could apply to its marketing program.

Forward-looking statements, page 13

11.
The Company acknowledges the staff comment that it states that its results may differ materially as a result of various factors, including but not limited to, those described in the risk factors and elsewhere in the prospectus and to ensure that the risk factors articulate all of the material risks regarding an investment in its securities.  The Company wishes to inform the staff that that the risk factors in the Amendment articulate all of the material risks regarding an investment in its securities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

12.
The Company acknowledges the staff comment to expand the disclosure regarding the generation of minimal revenue to include disclosure regarding its operating losses.  The Company wishes to inform the staff that in the Amendment it has expanded the disclosure regarding the generation of minimal revenue to include disclosure regarding its operating losses.

Recent Accounting Pronouncements, page 21

13.
The Company acknowledges the staff comment to refer to the revised disclosure in response to prior comment 18 and to clarify the effective date of each accounting pronouncement and the impact of adopting each pronouncement in this section and on page F-9.  The Company wishes to inform the staff that in the Amendment it has revised the disclosure to clarify the effective date of each accounting pronouncement and the impact of adopting each pronouncement in this section and on page F-9.

Description of Business, page 22

14.
The Company acknowledges the staff comment that the staff notes the Company’s response to prior comment 28 and reissues that comment in part.  The Company acknowledges the staff comment that it states in the Prospectus Summary that it has candidates for other personal care products that are currently under development and that it does not appear that the Company has devoted time or resources to any other product candidates.  The Company acknowledges the staff comment that based on the Use of Proceeds disclosure, it does not appear that it plans to devote resources from this offering to other product candidates and to consider whether or not it should delete references to development of other product candidates or, supplementally, to tell the staff about its development efforts.  The Company wishes to supplementally advise the staff that it is currently expending time and resources to develop other product candidates, including soaps, creams and balms using Chinese herbs, and providing a line of products using flower essences infused in water.  Most recently, the Company has held several meetings with a developer of these infused flower essences about entering into a business relationship with the Company, including a potential licensing and distribution arrangement for a private label brand; however, such discussions have not yet resulted in any definitive agreement.  The Company wishes to inform the staff that in the Amendment it has revised the Use of Proceeds section to include the disclosure that it plans to devote a portion of the proceeds from this offering to other product candidates.

15.
The Company acknowledges the staff comment that it states on page 17 that since July 2008 it has generated minimal revenues and to expand the disclosure in the Description of Business section to describe how much of those revenues came from sales of the product and how much from other sources, and, to the extent the revenues came from other sources, to describe those sources and to quantify the amount of revenues to date.  The Company wishes to inform the staff that in the Amendment it has expanded the disclosure in the Description of Business section to describe that all of those revenues came from selling the Sore-Eez Chinese herbal liniment product and from no other sources, and it has quantified the amount of revenues to date from such sales.

Company Description, page 23

16.
The Company acknowledges the staff comment that it states the business plan uses a distribution for direct selling and marketing through direct sales consultants much like Amway and to the extent there are differences between the business plan and Amway’s, to describe those differences.  The Company wishes to inform the staff that in the Amendment it has eliminated the reference to Amway in the Company Description section.

Marketing Plan, page 24

17.
The Company acknowledges the staff comment to disclose how many direct sales consultants it has as of the most recent practicable date that have actually sold the product.  The Company wishes to inform the staff that in the Amendment it has disclosed the number of direct sales consultants it has as of the most recent practicable date who have actually sold the product.

18.
The Company acknowledges the staff comment that it states that once a person becomes a direct sales consultant, he or she is able to purchase products directly from it at wholesale prices and to describe how a person becomes a direct sales consultant.  The Company wishes to inform the staff that in the Amendment it has disclosed how a person becomes a direct sales consultant with the Company.

19.
The Company acknowledges the staff comment that it states that direct sales consultants must enter into a standard direct sales consultant agreement with the Company that obligates the direct sales consultant to abide by its policies and procedures and to describe what those policies and procedures are.  The Company wishes to inform the staff that in the Amendment it has described the policies and procedures required to be followed by the direct sales consultants.

Manufacturing, page 25

20.
The Company acknowledges the staff comment that the staff notes that it is preparing and packaging the product at it facilities and since it has no full-time employees to disclose the size of the production capacity on a monthly basis.  The Company wishes to inform the staff that it has disclosed the size of the production capacity on a monthly basis in the Amendment.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-8

21.
The Company acknowledges the staff comment to tell the staff how it determined the fair value of the license transaction and that based on the disclosure it appears that the cost of the license was based on the fair value of the restricted common stock and, if so, to explain how the qualitative valuation determination resulted in the fair value of these shares to be significantly lower than identical shares issued for cash on the same day and how the cost of the license complies with paragraph seven of SFAS 123(R).  The Company wishes to inform the staff that it agrees with the staff comment and that the Company’s attorney made a scrivener’s error in stating that the shares issued to Talles Investments, Inc. were issued on October 4, 2007, because the shares issued to Talles Investments, Inc. were issued on November 4, 2007.  The correct issuance date has been reflected in the Amendment.

Item 16.  Exhibits and Financial Statement Schedules, page II-2

22.
The Company acknowledges the staff comment that Talles Investments, Inc. has agreed to provide non-interest bearing demand loans to it to pay the annual audit fees, filings costs, legal fees and other costs as long as the Board of Directors and Talles Investments, Inc. deem it necessary, and, to the extent Talles Investments, Inc. provides any loans to the Company, to file the loan agreements as exhibits to this filing.  The Company wishes to inform the staff that, to the extent Talles Investments, Inc. provides any loans to the Company, it will file the loan agreements as exhibits to this filing.

Should you have any comments or questions regarding the foregoing, please feel free to contact the undersigned.

Very truly yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman, Esq.
Michael H. Hoffman, Esq.